January 23, 2015

Via Edgar

Katherine Wray

Ivan Griswold

Attorney-Adviser

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	MyECheck, Inc.

Registration Statement on Form 10

Filed December 23, 2014

File No. 000-55296

Dear Ms. Wray and Mr. Griswold:

On behalf of MyECheck, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (SEC) received by letter, dated January 15, 2015, relating to the Company’s Registration Statement on Form 10 submitted on December 23, 2014.

The Company is concurrently filing via EDGAR the Company’s Registration Statement on Form 10 which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also filing, via EDGAR, a copy of the Registration Statement marked as correspondence to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter in bold font and the Company’s responses thereto.

General

1.	As you know, your registration statement will become effective by operation of law 60 days from the date it was filed, at which time you will be required to begin filing all of the reports mandated by Section 13 of the Exchange Act. If the review process has not been completed before this date, you should consider withdrawing the registration statement to prevent it from becoming effective, and re-filing it at such time as you are able to respond to any remaining issues or comments.

Response: The Company has read and acknowledges the general comment stated above.

2.	We note your response to prior comment. In addition to modifying the statements referenced in our prior comment to reflect that they are your beliefs, please also disclose in the filing, or provide supplementally, the facts underlying your beliefs for bullets 1, 4 and 5. As noted in our prior comment you must be able to substantiate on a reasonable basis all claims, beliefs and opinions, or remove them from the filing. Accordingly, we reissue prior comment 5, insofar as you have not provided us with such information for the identified bullets.

Response: The Company has removed bullets 1 and 5, and has modified bullet 4 eliminating the competitive reference to ACH and focuses on the clearing process that the Company’s service provides to Merchants on page 6 of the Amended Registration Statement.

Business

Federal Reserve Proposed New Rule, February 4, 2014, page 7

3.	We note your response to prior comment 16. However, the penultimate paragraph in this section fails to alert prospective investors that the referenced rule has not yet been adopted in its proposed form. To the extent that you are referring to proposed rules, ensure that you state clearly and consistently their status under federal law.

Response: The Company has modified this section on page 7 of the Amended Registration Statement to clarify that as of the date of the filing the proposed new rule has not yet been adopted and that comment on the proposed rule had been requested through May of 2014.

US Patent 7389913 Method and apparatus for online check processing, page 7

4.	You state that the patent is referenced in 14 follow-on patents by IBM, AT&T, Google, Moneygram, Telesign, and others. Please expand your disclosure to state more clearly the significance of the follow-on patents, and the implications for your business. To the extent that it impacts your ability to renew the license on substantially similar terms, provide disclosure in this regard.

Response: The Company has chosen to remove the reference to 14 follow-on patents by IBM, AT&T, Google, Moneygram, Telesign, and others on page 8 of the Amended Registration Statement.

5.	We note that you cite to the uniform resource locator (URL) for a Google web address. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks in your document.

Response: The Company has chosen to remove the referenced URL for the Google web address so as not to convolute the accessible information through the hyperlinked website with the Registration Statement filing on page 8 of the Amended Registration Statement.

Business Partners, page 9

6.	We note your response to prior comment 21. Although you provide disclosure clarifying that the partnerships referenced in the first paragraph of this section have ended, it appears inappropriate to list these entities under the heading “Business Partners” as such presentation tends to suggest that these entities remain your partners. To the extent that you elect to retain this paragraph, please refocus the disclosure on entities with which you currently do business, and present the discussion of prior partners elsewhere in the document.

Response: The Company has removed the references to entities that are no longer Business Partners so as not to mislead our investors that these are current and ongoing partnerships on page 10 of the Amended Registration Statement.

Management’s Discussion and Analysis or Plan of Operation, page 12

General

7.	We note your response to prior comment 27. From your description of the license terms in the document, it appears that the royalty fees have yet to be agreed upon. To the extent this is the case, please advise why you believe the lack of an agreement in this regard does not present material challenges in evaluating future expenses that call for discussion pursuant to Item 303(a) of Regulation S-K.

Response: In reviewing prior SEC comment 27 and the document, the Company acknowledges that the terms of the license, specifically the royalty fees, were incorrectly stated. The terms of the royalty payments are clearly outlined and agreed upon in Article III-License Payments of the Patent License Agreement. The Company has modified the risk factor to indicate that the potential risk lies in the uncertainty of extending the terms beyond nineteen (19) years. This indication would be consistent with the current terms of the Patent License Agreement attached as Exhibit 10.19.

Directors and Executive Officers

Biographic Sketches, page 23

8.	To the extent that you focus on your management’s prior successes in managing companies, such as your CEO’s prior successes in managing Starnet Systems International, Inc., ensure that you balance such disclosure with instances, if any, where such results were not obtained.

Response: The Company understands the Staff’s request to balance disclosures where successes are highlighted with instances that successes were not obtained. We have modified the CEO’s biographical sketch further to remove specific successes within positions held leaving a simple chronological history of employment on page 23 of the Amended Registration Statement.

Certain Relationships and Related Transactions, page 26

9.	Article III.1.b of the Patent License Agreement appears to require the payment of royalties after the initial term of one year and to provide a specific payment structure for such royalties. Throughout the document, however, you fail to disclose such a payment structure, and instead state that royalties beyond one year are subject to negotiation. Please advise.

Response: The Company has modified this disclosure to reference the applicable section of the Patent License Agreement (therein attached as Exhibit 10.17) that defines the payment structure of future royalties beyond one year on page 26 of the Amended Registration Statement.

Legal Proceedings, page 26

10.	Further to prior comment 35, please ensure that you provide the disclosure called for by Item 103 of Regulation S-K with respect to all material legal proceedings. In this regard, please expand your disclosures in this section to briefly describe the factual basis alleged to underlie each proceeding, including your claims against Zipmark, Inc. and Jay B Jay Bhattacharya, Inc., on the one hand, and Sweetsun Intertrade, Inc., Seven Mile Securities, Titan International Securities, Inc. and Scottsdale Capital Advisors Corporation, on the other.

Response: RE: Zipmark, Inc. and Jay Bhattacharya

The Company has expanded its disclosure to briefly describe the factual basis alleged to underlie the proceeding against Zipmark, Inc and Jay Bhattacharya on page 26 of the Amended Registration Statement.

Response: RE: Sweetsun Intertrade, Seven Mile Securities, Titan International Securities and Scottsdale Capital Advisors Corporation.

The Company has expanded its disclosure in this section to briefly describe the factual basis alleged to underlie the proceeding against Sweetsun, Seven Mile Securities, Titan International and Scottsdale Capital Advisors on page 26 of the Amended Registration Statement.

11.	Please update your disclosure regarding the $38,182.80 judgment against the company filed in California on August 21, 2012, to reflect any recent developments or the lack thereof, as the current disclosure indicates that your management intended to attempt to resolve this matter by the end of 2014.

Response: The Company modified its disclosure on page 26 of the Amended Registration Statement, regarding the judgment filed against the Company on August 21, 2012, to state that as of December 31, 2014, the judgment is still in force and remains unpaid. The Company will attempt to negotiate a settlement with the plaintiff within the first quarter of 2015.

Recent Sales of Unregistered Securities, page 28

12.	Ensure that you disclose the total number of purchasers for each transaction described in this section. In addition, with respect to your unregistered sales made in reliance on the exemption provided by Section 4(a)(2) of the Securities Act, ensure that you disclose whether the purchasers were accredited or sophisticated with access to information.

Response: The Company has modified each transaction under “Recent Sales of Unregistered Securities” to disclose the name of the purchasers and whether the purchasers were accredited or sophisticated with access to information on page 28 of the Amended Registration Statement.

13.	You indicate that several of the issuances described in this section were made in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D. You do not appear, however, to have filed any Forms D relating to these offerings. Please advise.

Response: The Company removed all references to Rule 506 of Regulation D in each of the issuances described in the section “Recent Sales of Unregistered Securities” on page 28 of the Amended Registration Statement.

Exhibits

14.	Please revise your filing to include an exhibit index. Refer to Item 601(a)(2) of Regulation S-K.

Response: The Exhibit Index previously reported was placed in the wrong position based on Item 601(a)(2) of Regulation S-K. The Company has modified its filing to position the Exhibit index in its appropriate place within the Registration Statement. It will be placed immediately before the Exhibits via Edgar.

15.	In addition, please ensure that each exhibit is filed under the proper exhibit number pursuant to Item 601(b) of Regulation S-K. In this regard, it appears that most or all of the exhibits currently filed as exhibits 1.1 through 1.20 are material contracts filed pursuant to Item 601(b)(10) which should therefore be filed instead as exhibits 10.1 through 10.20.

Response: The Company has corrected the filing numbers of the exhibits pursuant to Item 601(b)(10) of Regulation S-K. The Exhibit Index is currently in as a place holder just after page 34 of the Amended Registration Statement in preparation for Edgar filing.

In connection with our responses to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (844) 693-2432 ext. 102 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Edward R. Starrs

Edward R. Starrs

Chief Executive Officer

* Please note the CEO of MyECheck, Inc. is “Edward R. Starrs”, not “Edwin M. Starrs” as addressed in your correspondence. Thank you.